PRESS RELEASE

INDOSAT BOND VIII YEAR 2012 AND SUKUK IJARAH INDOSAT V YEAR 2012

HAVE BEEN LISTED IN INDONESIA STOCK EXCHANGE

June 28, 2012 – PT Indosat Tbk (“Indosat” or “Company”) announced today that Indosat bonds VIII Year 2012 and Sukuk Ijarah V Year 2012 have been listed on Indonesia Stock Exchange (IDX) effective June 28, 2012.

Conventional Bonds

Name	Indosat Bonds VIII Year 2012
	A Series	B Series
Amount	IDR 1,200,000,000,000 (one trillion two hundred billion Rupiah)	IDR 1,500,000,000,000 (one trillion five hundred billion Rupiah)
Tenure	7 (seven) years	10 (ten) years
Coupon rate	8.625% per annum	8.875% per annum
Issued Date	28 June 2012	28 June 2012
Maturity Date	28 June 2019	28 June 2022
Rating	idAA+/Stable Outlook (Double A Plus; Stable Outlook) from Pefindo
Interest Payment Period	Quarterly (every three months)
Trustee	Bank Rakyat Indonesia

Shariah Bond

Name	Indosat Sukuk Ijarah V Year 2012
Amount	IDR 300,000,000,000 (three hundred billion Rupiah)
Tenure	7 (seven) years
Ijarah Fee Installment	IDR 6,468,750,000 (six billion four hundred sixty eight million seven hundred fifty thousand Rupiah) per quarter
Issued Date	28 June 2012
Maturity Date	28 June 2019
Rating	idAA(sy)+/Stable Outlook (Double A Plus Syariah; Stable Outlook) from Pefindo
Installment Payment Period	Quarterly (every three months)
Trustee	Bank Rakyat Indonesia

For further information please contact:

Investor Relations

Corporate Secretary

Tel:

62-21-30442615

Tel:

62-21-30442614

Fax :

62-21-30003757

Fax:

62-21-30003754

Email :

investor@indosat.com

Website :

www.indosat.com

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne,  and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSPA+ technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Ends